Exhibit 99.1
NORTHGATE ANNOUNCES CLOSING OF C$100 MILLION COMMON SHARE OFFERING
Vancouver (September 30, 2009) – Northgate Minerals Corporation (TSX: NGX; NYSE Amex: NXG) (“Northgate” or the “Corporation”) is pleased to report that it has closed its previously announced bought deal offering (the “Offering”) in which a syndicate of underwriters purchased 34,300,000 common shares at a price of C$2.92 for aggregate gross proceeds of C$100,156,000.
The underwriting syndicate for the Offering was led by CIBC and included Scotia Capital Inc., Canaccord Capital Corporation, Credit Suisse Securities (Canada) Inc., Genuity Capital Markets, Merrill Lynch Canada Inc., Research Capital Corporation, TD Securities Inc. and UBS Securities Canada Inc.
The Company has granted the underwriters an option, for a period of 30 days following the closing of the Offering, to purchase up to an additional 5,145,000 Common Shares to cover over-allotments.
The proceeds from the Offering will be used by Northgate to finance the development of the Young-Davidson project in northern Ontario and for general corporate purposes.
Northgate is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Northgate is listed on the TSX under the symbol NGX and on the NYSE Amex under the symbol NXG.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy common shares nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
For further information: Ms. Keren R. Yun, Director, Investor Relations, Tel: (416) 363-1701 ext. 233, Email: ngx@northgateminerals.com.
Cautionary Note Regarding Forward-Looking Statements and Information:
This Northgate press release contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as ”expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might” “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in Northgate’s Annual Information Form for the year ended December 31, 2008 or under the heading “Risks and Uncertainties” in Northgate’s 2008 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements

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to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.